Exhibit 99.6
BCE Inc.

EXHIBIT TO 2025 THIRD QUARTER FINANCIAL STATEMENTS

EARNINGS COVERAGE

The following consolidated financial ratios are calculated for the twelve months ended September 30, 2025, give effect to the issuance and redemption of all long-term debt since October 1, 2024 as if these transactions occurred on October 1, 2024, and are based on unaudited financial information of BCE Inc.

September 30, 2025

Earnings coverage of interest on debt requirements based on net earnings attributable to owners of BCE Inc. before interest expense and income tax:	4.6 times

Earnings coverage of interest on debt requirements based on net earnings attributable to owners of BCE Inc. before interest expense, income tax and non-controlling interest:	4.6 times